UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 21, 2017

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains Vodafone Group Plc’s (‘Vodafone’) Trading update for the quarter ended 30 June 2017.

news release

Trading update for the quarter ended 30 June 2017

21 July 2017

Highlights

•            Q1 organic service revenue grew 2.2%*; Europe 0.8%* (1.8%* ex regulation), AMAP 7.9%*

•            Good momentum in Europe: robust growth in Italy and Spain, similar underlying trends in Germany, UK recovering

•            Acceleration in AMAP: Vodacom 5.6%* (International 7.9%*), Turkey 13.9%*

•            India (-13.9%*) stabilising quarter-on-quarter, as low-end share gains mitigate continued unitary price declines

•            Sustained data growth of 63%; ‘more-for-more’ propositions stabilising consumer ARPU in Europe

•            Continued momentum in fixed: 300,000 broadband net adds

•            Enterprise up 1.5%*, led by share gains in fixed and ongoing success in IoT (up 15.1%*)

	Quarter ended 30 June
		Restated[1]	Growth
	2017	2016	Reported	Organic*
	€m	€m	%	%

Group revenue[1]	11,474	11,865	(3.3)
Regional revenue
Europe	8,299	8,715	(4.8)
Africa, Middle East & Asia Pacific (‘AMAP’)	2,881	2,848	1.2

Non-GAAP information[2]

Group service revenue[1]	10,282	10,774	(4.6)	2.2
Europe	7,624	8,129	(6.2)	0.8
AMAP	2,430	2,398	1.3	7.9

Vittorio Colao, Group Chief Executive, commented:

“We have made a good start to the year in Europe, where our commercial momentum remains robust, and growth accelerated across AMAP. Although competition in India remains intense, service revenues stabilised compared with the prior quarter. Our substantial investments in network leadership, an excellent customer experience and even greater ‘more-for-more’ propositions for customers are enabling us to monetise strong demand for mobile data. We are gaining profitable market share in broadband, and a growing proportion of our customers now take our fully converged offers. Our world-leading Internet of Things platform contributed to another quarter of solid growth in Enterprise. In addition, we are executing our ‘Fit for Growth’ cost efficiency programme in line with our plans. Overall, this performance gives us confidence in reiterating our outlook for the year.”

Notes:

*       All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. Organic growth is a non-GAAP performance measure. See “Use of non-GAAP information” on page 8 for further details and reconciliations to the respective closest equivalent GAAP measure

1. The results for the quarter ended 30 June 2016 have been restated to exclude the results of Vodafone India which has been classified as discontinued operations for Group reporting purposes following the agreement to combine with Idea Cellular. Group revenue and service revenue include the regional results of Europe, AMAP, Other (which includes the results of partner market activities) and eliminations.

2. Non-GAAP information comprises non-GAAP measures that are presented to provide readers with additional financial information that are regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. See “Use of non-GAAP information” on page 8 for more information and reconciliations to the closest respective equivalent GAAP measure and “Definition of terms” on page 11 for further details.

Vodafone Group Plc

Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England

vodafone.com

Investor Relations	Media Relations
Telephone: +44 7919 990230	www.vodafone.com/media/contact

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

OPERATING REVIEW

On 20 March 2017 we announced an agreement to merge Vodafone India with Idea Cellular in India. As a result, Vodafone India is excluded from Group figures, unless stated otherwise.

Strategic progress

We continued to make good progress during the quarter in our strategic growth areas: data, convergence and Enterprise.

Mobile data

Data traffic continued to grow rapidly in the quarter at 63% (Europe +59%, AMAP +70%); in absolute terms, the growth in traffic during the quarter was equivalent to our total quarterly data traffic just two years ago. We now have 83.5 million 4G customers, including India and our joint ventures, across the 22 countries where we offer 4G, having added 8.8 million customers in the quarter.

Our network investments have created a strong platform to capture this data demand, and we continue to have the leading or co-leading data network in 14 out of the 21 markets where independent tests are available. We are a leader in all 21 markets for voice services.

Increasing 4G adoption together with larger data allowances as a result of our ‘more-for-more’ propositions led to a 39% increase in data usage per smartphone customer in Europe (including VodafoneZiggo), reaching 1.8GB per month, and consumer contract ARPU has stabilised in multiple European markets. 67% of the data traffic in Europe (including VodafoneZiggo) is now on 4G, which is substantially more cost efficient than 3G. Video, social and audio applications now account for 60% of all data used across our EU-4 markets.

During the quarter we launched ‘Vodafone Pass’, an innovative new proposition which allows customers to buy passes that give ‘worry-free’ access to social, music and video applications without using up their data allowance. These easy to understand offers, which are tailored to local market circumstances, are intended to stimulate data usage and increase ARPU. Vodafone Passes are now available in 5 markets.

Across our emerging markets, data adoption continues at a rapid pace. In South Africa, the number of active data users increased by 6.2% to 19.2 million, and average usage per 4G device rose to 1.4GB per month. This reflects rising 4G adoption and our advanced data analytics capabilities, which enable daily personalised offers; on average, ARPUs increase by 19% when moving from 2G to 3G, and by 25% when moving from 3G to 4G. In India, we added 3.4 million 3G/4G customers during the quarter and average data usage has more than doubled year-on-year to 1.1GB per month, as an intense competitive environment led to a very substantial increase in data allowances.

Convergence

Our flexible strategy for fixed line infrastructure is designed to optimise capital returns and economic potential. We are now able to market high speed broadband services to 98 million households across Europe, an increase of 24 million households year-on-year. 36 million of these households (including VodafoneZiggo1) are ‘on-net’, serviced by our own fibre or cable infrastructure. In addition, 5.1 million households are reached through strategic wholesale partnerships, in which we enjoy both materially lower costs and better access conditions compared to regulated incumbent wholesale terms.

We continued to achieve strong customer growth across our fixed footprint. Across the Group we now have 15.0 million broadband households (18.5 million including VodafoneZiggo and India), adding 300,000 in the quarter and 1.5 million over the past year. 8.3 million of these households take a high speed service over fibre or cable, of which 6.5 million are ‘on-net’. As a result of this continued growth, 28.3% of our European service revenue now comes from fixed, up 2.0 percentage points year-on-year.

A key strategic objective is to drive convergence across our fixed and mobile customer bases. Within Europe, 3.8 million of our broadband households are now converged (4.4 million including VodafoneZiggo), having added 0.7 million year-on-year, led by Germany, Italy, Spain and the UK. Our average revenue per account (‘ARPA’) has grown steadily and churn rates are roughly half the level of households who take a single product. We have 9.6 million TV households in Europe (13.5 million including VodafoneZiggo), which is broadly stable year-on-year.

Enterprise

Our Enterprise business continued to outperform peers with service revenue growth of 1.5%* (Q4: 2.0%*). In Europe, service revenue remained stable, while growth in AMAP remained robust despite slowing compared to prior quarters. Mobile service revenue grew by 0.6%* (Q4: 1.0%*) with good customer base growth offsetting continued ARPU pressure. In fixed, we grew service revenue by 3.6%* (Q4: 4.5%*), as we continued to gain customer market share. Fixed now represents 30% of total Enterprise revenue. Our IoT business continued to grow strongly (Q1: 15.1%*), supported by the growth in SIM connections (+43% year-on-year).

Summary and outlook2

Trading during the first quarter was consistent with management’s expectations underlying the outlook statement for the 2018 financial year. The Group therefore confirms its outlook for the 2018 financial year.

Group

	Quarter ended 30 June 2017			Quarter ended 30 June 2016[3]				Organic*
	Service	Other		Service	Other		Reported	service
	revenue	revenue	Revenue	revenue	revenue	Revenue	revenue	revenue
	€m	€m	€m	€m	€m	€m	%	%
Europe	7,624	675	8,299	8,129	586	8,715	(4.8)	0.8
AMAP	2,430	451	2,881	2,398	450	2,848	1.2	7.9
Other	247	66	313	262	55	317
Eliminations	(19)	—	(19)	(15)	—	(15)
Total	10,282	1,192	11,474	10,774	1,091	11,865	(3.3)	2.2

Group total revenue was €11.5 billion and Group service revenue was €10.3 billion. Total revenue declined 3.3%, including a 4.2 percentage point negative impact from the deconsolidation of Vodafone Netherlands (which was contributed to the VodafoneZiggo JV), and a 2.6 percentage point negative impact from foreign exchange rate movements. On an organic basis, service revenue increased 2.2%* (Q4: 1.5%*).

Europe

	Quarter ended 30 June 2017			Quarter ended 30 June 2016[3]				Organic*
	Service	Other		Service	Other		Reported	service
	revenue	revenue	Revenue	revenue	revenue	Revenue	revenue	revenue
	€m	€m	€m	€m	€m	€m	%	%
Germany	2,493	101	2,594	2,479	106	2,585	0.3	0.6
Italy	1,319	227	1,546	1,281	192	1,473	5.0	3.2
UK	1,564	195	1,759	1,758	84	1,842	(4.5)	(2.7)
Spain	1,143	93	1,236	1,128	117	1,245	(0.7)	1.6
Other Europe	1,135	61	1,196	1,528	89	1,617	(26.0)	2.7
Eliminations	(30)	(2)	(32)	(45)	(2)	(47)
Total	7,624	675	8,299	8,129	586	8,715	(4.8)	0.8

Revenue decreased 4.8% for the quarter, with a 5.6 percentage point negative impact from the deconsolidation of Vodafone Netherlands, while foreign exchange movements contributed a 1.7 percentage point negative impact.

On an organic basis, service revenue increased by 0.8%* (Q4: 0.1%*) or 1.8%* (Q4: 1.3%*) excluding the impact of regulation. This improvement in quarterly trends was driven by customer growth in both mobile and fixed and ARPU stabilisation across many of our major markets. As of 15 June 2017 ‘roam like at home’ regulation was introduced across the EU.

Germany

Service revenue grew by 0.6%* (Q4: 1.2%*) or 2.0%* (Q4: 2.6%*) excluding the impact of regulation. The slowdown in quarterly trends reflected the lapping of an accounting reclassification from other revenue into fixed service revenue in the prior year, together with lower mobile wholesale revenues. Excluding these effects, underlying performance was similar to the prior quarter.

Mobile service revenue declined -1.1%* (Q4: -0.4%*) with a higher customer base being offset by regulatory headwinds and lower wholesale revenues. Excluding regulation, mobile service revenue grew 1.0%* (Q4: 1.7%*) supported by our ARPU enhancing ‘more-for-more’ propositions. Contract customer additions grew 84,000 (+76,000 year-on-year) driven by higher activity in direct channels and lower consumer churn. In Enterprise the market remained competitive, however ARPU declines have continued to moderate. We now have 4G population coverage of 90% with the ability to offer 375Mbps in over 30 cities.

Fixed service revenue grew by 3.4%* (Q4: 3.7%*). Our commercial performance remained strong with 100,000 broadband households added in the quarter (Q1 16/17: 108,000), of which 65,000 were on cable and the remainder on DSL. Our TV customer base remained stable during the quarter at 7.7 million. Our new ‘GigaKombi’ convergence offer continues to gain good momentum with 90,000 households added during the quarter; on average, households increase their overall spend when they migrate to converged bundles. In total we now have 0.5 million converged consumer households.

We now offer 500Mbps speeds in our mobile network in 10 cities and 500Mbps speeds in our cable network to over 2 million households.

Italy

Service revenue grew 3.2%* (Q4: 2.8%*) in the quarter. This performance was supported by higher mobile and fixed ARPU and strong fixed customer growth.

Mobile service revenue grew 0.9%* (Q4: 1.4%*) driven by ARPU growth following changes to our tariff plans during the prior year and in the quarter. The prepaid pricing environment became increasingly competitive during the quarter, particularly in below-the-line offers. As a result, mobile number portability (‘MNP’) volumes grew by 44% year-on-year. Despite these pressures, our active customer base has remained stable, supported by our advanced data analytics capability which delivers personalised customer offers. In June, we announced the launch of our innovative new proposition ‘Vodafone Pass’. This proposition capitalises on our leading mobile network quality, with 4G population coverage now at 97%.

Fixed service revenue was up 14.4%* (Q4: 10.2%*) driven by continued strong customer base growth. We added 58,000 broadband households in the quarter (Q1 16/17: 46,000). In total our broadband base is now 2.3 million. At the end of the period we reached 5.0 million marketable homes through our owned NGN footprint and our strategic partnership with Open Fiber.

UK

Service revenue declined -2.7%* (Q4: -4.8%*) or -2.2%* (Q4: -4.8%*) excluding the impact of handset financing during the quarter. The improvement in quarterly trends was driven by ARPU growth in consumer mobile, together with a lower decline in carrier services. NPS continued to recover, reflecting ongoing improvements in customer care and network quality.

Mobile service revenue declined -2.3%* (Q4: -3.9%*) or -1.7%* (Q4: -3.9%*) excluding the impact of handset financing. The improvement compared to the prior quarter was driven by consumer ARPU growth following RPI-linked and other price increases, and a better direct inflow mix of higher-value customers. Enterprise continued to decline in a competitive market environment. Total contract customers declined 2,000 in the quarter, impacted by our strategic decision to phase out our low-end mobile brand Talkmobile. Excluding this effect our contract base grew 33,000. Our network performance in Q1 was at an all-time high with a drop call rate of 0.49% and 4G coverage at 97%. We also signed a new network share agreement in London providing us with greater flexibility and the opportunity to roll out new services faster.

Fixed line service revenue declined -3.9%* (Q4: -7.5%*) with the improvement in quarterly trends reflecting a lower decline in carrier services (which was impacted in Q4 by a strong prior year comparator). Enterprise continued to decline, reflecting the ongoing impact of customer losses in prior periods. We continued to grow our consumer broadband base despite increased competition, with 31,000 households added in the quarter.

Spain

Service revenue grew by 1.6%* (Q4: 1.3%*) or 3.0%* (Q4: 3.8%*) excluding the impact of handset financing. This sustained growth was driven by ‘more-for-more’ proposition changes in the quarter and a higher customer base across both mobile and fixed line. The slowdown in underlying quarterly trends reflects the slightly later implementation of tariff changes compared to the prior year.

Our commercial momentum remained strong, adding 55,000 mobile contract customers (Q1 16/17: 53,000) and 15,000 fixed broadband customers (Q1 16/17: 1,000) in the quarter despite the change in tariff plans. Our TV customer base declined by 24,000 driven by a temporary delay in the capability to offer TV to new households in our wholesale footprint following a new agreement with the incumbent, higher disconnections following the end of the football season, and our greater focus on premium packages. In July, we launched our innovative new proposition Vodafone Pass.

Vodafone One, our fully integrated fixed, mobile and TV service, reached 2.4 million households at the end of the period, up 538,000 year-on-year and 63,000 during the quarter. Convergent ARPA continued to grow steadily and churn rates are around half the level of households who take a single product. In May, we launched a basic convergent proposition targeted at the value segment using our second brand Lowi.

Our market leading 4G coverage reached 94% at the end of the quarter. Following our commercial wholesale agreement with Telefonica in March to access its fibre network in both regulated and deregulated areas, our NGN footprint increased to 19.2 million households, of which 10.3 million are on-net.

Other Europe

Service revenue grew by 2.7%* (Q4: 1.3%*). Ireland service revenue declined -2.5%* (Q4: -1.2%*), but grew 1.1%* excluding MTRs (Q4: +2.3%*) supported by ongoing fixed customer growth. Portugal service revenue grew by 5.4%* (Q4: 2.2%*). This improvement in quarterly trends was supported by a return to growth in mobile, and continued strong fixed customer growth. In Greece, service revenue grew by 3.3%* (Q4: 0.2%*), reflecting more-for-more propositions launched in mobile during the quarter.

VodafoneZiggo

Our joint venture VodafoneZiggo will announce its quarterly results for the quarter ended 30 June 2017 on 7 August 2017.

AMAP

	Quarter ended 30 June 2017			Quarter ended 30 June 2016[3]				Organic*
	Service	Other		Service	Other		Reported	service
	revenue	revenue	Revenue	revenue	revenue	Revenue	revenue	revenue
	€m	€m	€m	€m	€m	€m	%	%
Vodacom	1,177	247	1,424	992	183	1,175	21.2	5.6
Other AMAP	1,253	204	1,457	1,406	267	1,673	(12.9)	10.0
Eliminations	—	—	—	—	—	—
Total	2,430	451	2,881	2,398	450	2,848	1.2	7.9

Revenue increased 1.2%, with organic growth offset by a 6.0 percentage point adverse impact from foreign exchange movements.

On an organic basis service revenue increased 7.9%* (Q4: 6.8%*) driven by strong commercial momentum in South Africa, Turkey and Egypt.

Vodacom

Vodacom Group service revenue increased 5.6%* (Q4: 3.8%*), supported by strong customer additions and data demand in South Africa, and improved growth in Vodacom’s International operations following customer disconnections in the prior year.

In South Africa, momentum was maintained with service revenue growth of 5.6%* (Q4: 5.6%*). This was supported by continued strong customer growth resulting from our effective segmentation strategy and personalised offerings. We added 2.5 million prepaid mobile customers in the quarter (Q4: 1.2 million). Data revenue growth remained strong at 18.1%* (Q4: 17.9%), supported by greater data bundle sales (up 56% to 166 million) and higher usage (smart device usage up 14.9% to 734Mb per month), all of which were enhanced by our advanced data analytics capabilities which enable daily personalised offers. This growth was further aided by active smart device growth (18% to 16.6 million), and 4G device customers increased 76% to 7.0 million. Voice revenue declined 4.2%*, broadly in line with prior quarters. Our market leading network has now reached 75% 4G coverage.

Vodacom’s International operations outside of South Africa, which represent 22.3% of Vodacom Group service revenue, grew 7.9%* (Q4: 0.5%*). This acceleration in quarterly growth reflected a better performance in Tanzania, and sustained growth in Mozambique and Lesotho through strong commercial execution.

In May 2017, we announced that Vodafone Group would exchange a 35% indirect interest in Safaricom for 226.8 million new ordinary Vodacom shares, enabling us to streamline and simplify the management of our sub-Saharan African holdings. On 18 July 2017, Vodacom shareholders voted in favour of the transaction. We expect the transaction to complete in early August, following which Vodafone’s ownership in Vodacom will increase from 65% to 70%.

Other AMAP

Service revenue grew by 10.0%* (Q4: 9.8%*) driven by continued strong growth in Turkey and Egypt.

In Turkey, service revenue was up 13.9%* (Q4: 13.9%*) supported by continued good growth in consumer contract, strong fixed customer momentum and a robust performance in Enterprise. Egypt service revenue grew 24.6%* (Q4: 22.8%*) with successful segmented campaigns and rising data penetration supporting ARPU growth, together with the increased value of international traffic post currency devaluation. In New Zealand, service revenue declined -0.3%* (Q4: 0.3%*). The merger agreement with Sky TV New Zealand has been terminated.

India3

On 20 March 2017, Vodafone announced an agreement to combine its subsidiary, Vodafone India (excluding its 42% stake in Indus Towers), with Idea Cellular. The transaction is subject to regulatory approvals and is expected to close during calendar year 2018. The combined company will be jointly controlled by Vodafone and the Aditya Birla Group. Vodafone India has been classified as discontinued operations for Group reporting purposes. From an operational perspective, the Group remains highly focused on the management of the business and committed to its success, both prior to the completion of the merger and thereafter. The results of Vodafone India are detailed below.

	Quarter ended 30 June 2017			Quarter ended 30 June 2016[3]				Organic*
	Service	Other		Service	Other		Reported	service
	revenue	revenue	Revenue	revenue	revenue	Revenue	revenue	revenue
	€m	€m	€m	€m	€m	€m	%	%
India	1,385	2	1,387	1,510	9	1,519	(8.7)	(13.9)

Service revenue declined -13.9%* (Q4: -11.5%*) as a result of continued price competition from the new entrant and incumbents. Despite a year-on-year decline, sequential quarterly trends are stabilising as SIM consolidation is beginning to improve ARPU in the low-value segment, helping offset pricing pressure in the mid and high-value segments of the base. During the quarter we grew our mobile customer base by 2.9 million (Q4: 4.4 million), while continuing to retain our high value customers. We ended the quarter with a closing customer base of 211.9 million. Our focused investment strategy delivered a further improvement in our revenue market share in our leadership circles, based on regulatory disclosures for the prior quarter.

Data browsing revenue declined -20.4%* (Q4: -15.9%*) reflecting further ARPU dilution from lower unitary prices, which declined -67% year-on-year (Q4: -38%). This did however stimulate a 78% year-on-year growth in monthly data usage per customer to 1.1GB (Q4: 0.6GB). Our active data customer base grew for the second quarter in a row, increasing to 69.2 million, with the number of 3G/4G customers rising by 3.4 million to 41.1 million.

Voice revenue declined -14.2%* (Q4: -13.2%*) as the benefit of higher incoming revenue and a larger customer base was offset by a 32% year-on-year decline in voice prices as the market moved to unlimited voice tariffs.

Notes:

*

All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. Organic growth is a non-GAAP performance measure. See “Use of non-GAAP information” on page 8 for further details and reconciliations to the respective closest equivalent GAAP measure.

1.	VodafoneZiggo figures are stated as at 31March, 2017. VodafoneZiggo will report its results for the quarter ending 30 June 2017 on 7 August 2017.
2.	Full details on this guidance are available on page 6 of the Group’s year end results announcement for the year ended 31 March 2017.
3.

The results for the quarter ended 30 June 2016 have been restated to exclude the results of Vodafone India which has been classified as discontinued operations for Group reporting purposes following the agreement to combine with Idea Cellular.

ADDITIONAL INFORMATION

Service revenue — quarter ended 30 June 20171

Group and Regions

	Group		Europe		AMAP
		Restated		Restated		Restated
	2017	2016	2017	2016	2017	2016
	€m	€m	€m	€m	€m	€m
Mobile customer revenue	6,699	7,083	4,788	5,200	1,906	1,879
Mobile incoming revenue	525	627	353	421	173	207
Other service revenue	504	552	322	366	97	83
Mobile service revenue	7,728	8,262	5,463	5,987	2,176	2,169
Fixed service revenue	2,554	2,512	2,161	2,142	254	229
Service revenue	10,282	10,774	7,624	8,129	2,430	2,398
Other revenue	1,192	1,091	675	586	451	450
Revenue	11,474	11,865	8,299	8,715	2,881	2,848

	Growth
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Revenue	(3.3)	3.5	(4.8)	2.5	1.2	7.2
Service revenue	(4.6)	2.2	(6.2)	0.8	1.3	7.9

Operating Companies

	Germany		Italy		UK
		Restated		Restated		Restated
	2017	2016	2017	2016	2017	2016
	€m	€m	€m	€m	€m	€m
Mobile customer revenue	1,322	1,314	937	914	1,054	1,182
Mobile incoming revenue	53	72	88	92	77	91
Other service revenue	117	124	54	65	76	80
Mobile service revenue	1,492	1,510	1,079	1,071	1,207	1,353
Fixed service revenue	1,001	969	240	210	357	405
Service revenue	2,493	2,479	1,319	1,281	1,564	1,758
Other revenue	101	106	227	192	195	84
Revenue	2,594	2,585	1,546	1,473	1,759	1,842

	Growth
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Revenue	0.3	0.4	5.0	5.1	(4.5)	5.8
Service revenue	0.6	0.6	3.0	3.2	(11.0)	(2.7)

	Spain		Vodacom		Discontinued operations: India
		Restated		Restated		Restated
	2017	2016	2017	2016	2017	2016
	€m	€m	€m	€m	€m	€m
Mobile customer revenue	675	669	1,018	857	1,035	1,225
Mobile incoming revenue	42	43	40	47	219	164
Other service revenue	43	51	59	47	49	52
Mobile service revenue	760	763	1,117	951	1,303	1,441
Fixed service revenue	383	365	60	41	82	69
Service revenue	1,143	1,128	1,177	992	1,385	1,510
Other revenue	93	117	247	183	2	9
Revenue	1,236	1,245	1,424	1,175	1,387	1,519

	Growth
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Revenue	(0.7)	(0.4)	21.2	7.4	(8.7)	(14.3)
Service revenue	1.3	1.6	18.6	5.6	(8.3)	(13.9)

Note:

*                   All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. Organic growth is a non-GAAP performance measure. See “Use of non-GAAP information” on page 8 for further details and reconciliations to the respective closest equivalent GAAP measure.

1.             The results for the quarter ended 30 June 2016 have been restated to exclude the results of Vodafone India which has been classified as discontinued operations for Group reporting purposes following the agreement to combine with Idea Cellular.

USE OF NON-GAAP INFORMATION

In the discussion of the Group’s reported operating results, non-GAAP financial information is presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure. Further information on the use of non-GAAP performance measures is outlined on pages 205 to 213 of the Group’s annual report for the financial year ended 31 March 2017.

Service revenue

Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. We believe that it is both useful and necessary to report this measure for the following reasons:

•        it is used for internal performance reporting;

•        it is used in setting director and management remuneration; and

•        it is useful in connection with discussion with the investment analyst community.

A reconciliation of reported service revenue to the respective closest equivalent GAAP measure, revenue, is provided where used in the Operating Review on pages 2 to 6.

Organic growth

All amounts in this document marked with an “*” represent “organic growth”, which presents performance on a comparable basis in terms of merger and acquisition activity and foreign exchange rates. Whilst organic growth is neither intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that these measures provide useful and necessary information to investors and other interested parties for the following reasons:

•      it provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;

•        it is used for internal performance analysis; and

•        it facilitates comparability of underlying growth with other companies (although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies).

The Group’s organic growth rates for all periods exclude the results of Vodafone India, which are now reported in discontinued operations, and exclude the results of Vodafone Netherlands following the disposal of its consumer fixed business and subsequent merger into VodafoneZiggo, as well as the results of VodafoneZiggo after the merger. In addition, the Group’s organic service revenue growth rates for the quarter ended 30 June 2017 has been amended to exclude the adverse impact of changes to intercompany interconnect rates.

We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current year, with such changes being explained by the commentary in this news release. If comparatives were provided, significant sections of the commentary from the news release for the prior year would also need to be included, reducing the usefulness and transparency of this document.

Reconciliations of organic growth to reported growth are shown in the tables below.

				Other
				activity
		Restated		(including	Foreign
	2017	2016	Reported	M&A)	exchange	Organic*
	€m	€m	%	pps	pps	%
Quarter ended 30 June
Revenue
Germany	2,594	2,585	0.3	—	0.1	0.4
Italy	1,546	1,473	5.0	0.2	(0.1)	5.1
UK	1,759	1,842	(4.5)	1.5	8.8	5.8
Spain	1,236	1,245	(0.7)	0.3	—	(0.4)
Other Europe	1,196	1,617	(26.0)	28.7	(0.2)	2.5
Eliminations	(32)	(47)
Europe	8,299	8,715	(4.8)	5.6	1.7	2.5
Vodacom	1,424	1,175	21.2	—	(13.8)	7.4
Other AMAP	1,457	1,673	(12.9)	—	19.8	6.9
AMAP	2,881	2,848	1.2	—	6.0	7.2
Other	313	317
Eliminations	(19)	(15)
Group	11,474	11,865	(3.3)	4.2	2.6	3.5

				Other
				activity
		Restated		(including	Foreign
	2017	2016	Reported	M&A)	exchange	Organic*
	€m	€m	%	pps	pps	%
Quarter ended 30 June
Service revenue
Germany	2,493	2,479	0.6	—	—	0.6

Mobile service revenue	1,492	1,510	(1.2)	0.1	—	(1.1)
Fixed service revenue	1,001	969	3.3	—	0.1	3.4
Italy	1,319	1,281	3.0	0.2	—	3.2

Mobile service revenue	1,079	1,071	0.7	0.1	0.1	0.9
Fixed service revenue	240	210	14.3	—	0.1	14.4
UK	1,564	1,758	(11.0)	0.1	8.2	(2.7)

Mobile service revenue	1,207	1,353	(10.8)	0.1	8.4	(2.3)
Fixed service revenue	357	405	(11.9)	—	8.0	(3.9)
Spain	1,143	1,128	1.3	0.3	—	1.6
Other Europe	1,135	1,528	(25.7)	28.7	(0.3)	2.7

Of which: Ireland	235	242	(2.9)	0.2	0.2	(2.5)
Of which: Portugal	232	221	5.0	0.3	0.1	5.4
Of which: Greece	200	194	3.1	0.3	(0.1)	3.3
Eliminations	(30)	(45)
Europe	7,624	8,129	(6.2)	5.3	1.7	0.8
Vodacom	1,177	992	18.6	—	(13.0)	5.6

Of which: South Africa	903	734	23.0	—	(17.4)	5.6
Of which: International operations	263	243	8.2	—	(0.3)	7.9
Other AMAP	1,253	1,406	(10.9)	—	20.9	10.0

Of which: Turkey	554	585	(5.3)	—	19.2	13.9
Of which: Egypt	228	362	(37.0)	—	61.6	24.6
Of which: New Zealand	286	274	4.4	—	(4.7)	(0.3)
Eliminations	—	—
AMAP	2,430	2,398	1.3	0.1	6.5	7.9
Other	247	262
Eliminations	(19)	(15)
Total service revenue	10,282	10,774	(4.6)	4.1	2.7	2.2
Other revenue	1,192	1,091
Revenue	11,474	11,865	(3.3)	4.2	2.6	3.5

Other growth metrics
Group - Enterprise service revenue	3,004	3,212	(6.5)	5.9	2.1	1.5
Group - Enterprise mobile service revenue	2,102	2,292	(8.3)	7.1	1.8	0.6
Group - Enterprise fixed service revenue	902	920	(2.0)	2.5	3.1	3.6
Group - IoT revenue	183	172	6.4	7.6	1.1	15.1
Europe - Service revenue excluding the impact of regulation	7,624	8,129	(6.2)	6.3	1.7	1.8
Germany - Service revenue excluding the impact of regulation	2,493	2,479	0.6	1.4	—	2.0
Germany - Mobile service revenue excluding the impact of regulation	1,492	1,510	(1.2)	2.2	—	1.0
UK - Service revenue excluding the impact of handset financing	1,564	1,758	(11.0)	0.6	8.2	(2.2)
UK - Mobile service revenue excluding the impact of handset financing	1,207	1,353	(10.8)	0.7	8.4	(1.7)
Spain - Service revenue excluding the impact of handset financing	1,143	1,128	1.3	1.7	—	3.0
Ireland - Service revenue excluding the impact of MTR cuts	235	242	(2.9)	3.8	0.2	1.1
South Africa - Data revenue	382	277	37.9	—	(19.8)	18.1
South Africa - Voice revenue	381	341	11.7	—	(15.9)	(4.2)
India - Revenue	1,387	1,519	(8.7)	—	(5.6)	(14.3)
India - Service revenue	1,385	1,510	(8.3)	0.1	(5.7)	(13.9)
India - Data browsing revenue	257	303	(15.2)	—	(5.2)	(20.4)
India - Voice revenue	924	1,011	(8.6)	—	(5.6)	(14.2)

				Other
				activity
		Restated		(including	Foreign
	2017	2016	Reported	M&A)	exchange	Organic*
	€m	€m	%	pps	pps	%
Quarter ended 31 March
Service revenue
Germany	2,492	2,462	1.2	—	—	1.2

Mobile service revenue	1,500	1,505	(0.3)	—	(0.1)	(0.4)
Fixed service revenue	992	957	3.7	—	—	3.7
Italy	1,298	1,263	2.8	—	—	2.8

Mobile service revenue	1,069	1,055	1.3	—	0.1	1.4
Fixed service revenue	229	208	10.1	—	0.1	10.2
UK	1,624	1,903	(14.7)	—	9.9	(4.8)

Mobile service revenue	1,218	1,412	(13.7)	—	9.8	(3.9)
Fixed service revenue	406	491	(17.3)	—	9.8	(7.5)
Spain	1,109	1,094	1.4	—	(0.1)	1.3
Other Europe	1,102	1,516	(27.3)	28.6	—	1.3

Of which: Ireland	235	238	(1.3)	—	0.1	(1.2)
Of which: Portugal	226	221	2.3	—	(0.1)	2.2
Of which: Greece	189	189	—	—	0.2	0.2
Eliminations	(32)	(36)
Europe	7,593	8,202	(7.4)	5.3	2.2	0.1
Vodacom	1,198	992	20.8	—	(17.0)	3.8

Of which: South Africa	937	717	30.7	—	(25.1)	5.6
Of which: International operations	252	259	(2.7)	—	3.2	0.5
Other AMAP	1,239	1,404	(11.8)	—	21.6	9.8

Of which: Turkey	526	560	(6.1)	—	20.0	13.9
Of which: Egypt	224	390	(42.6)	—	65.4	22.8
Of which: New Zealand	303	272	11.4	—	(11.1)	0.3
Eliminations	—	—
AMAP	2,437	2,396	1.7	—	5.1	6.8
Other	314	335
Eliminations	(23)	(45)
Total service revenue	10,321	10,888	(5.2)	3.9	2.8	1.5
Other revenue	1,020	1,118
Revenue	11,341	12,006	(5.5)	2.8	2.9	0.2

Other growth metrics
Group - Enterprise service revenue	3,071	3,306	(7.1)	6.7	2.4	2.0
Group - Enterprise mobile service revenue	2,118	2,338	(9.4)	8.5	1.9	1.0
Group - Enterprise fixed service revenue	953	968	(1.5)	2.3	3.7	4.5
Europe - Service revenue excluding the impact of regulation	7,593	8,202	(7.4)	6.5	2.2	1.3
Germany - Service revenue excluding the impact of regulation	2,492	2,462	1.2	1.4	—	2.6
Germany - Mobile service revenue excluding the impact of regulation	1,500	1,505	(0.3)	2.1	(0.1)	1.7
UK - Service revenue excluding the impact of handset financing	1,624	1,903	(14.7)	—	9.9	(4.8)
UK - Mobile service revenue excluding the impact of handset financing	1,218	1,412	(13.7)	—	9.8	(3.9)
Spain - Service revenue excluding the impact of handset financing	1,109	1,094	1.4	2.5	(0.1)	3.8
Ireland - Service revenue excluding the impact of MTR cuts	235	238	(1.3)	3.5	0.1	2.3
South Africa - Data revenue	379	260	45.8	—	(27.9)	17.9
India - Revenue	1,385	1,539	(10.0)	2.3	(3.7)	(11.4)
India - Service revenue	1,379	1,532	(10.0)	2.3	(3.8)	(11.5)
India - Data browsing revenue	247	306	(19.3)	—	3.4	(15.9)
India - Voice revenue	870	1,046	(16.8)	—	3.6	(13.2)

OTHER INFORMATION

Notes

1.         Vodafone, the Vodafone Portrait, the Vodafone Speechmark, Vodacom, Vodafone One and M-Pesa, are trademarks of the Vodafone Group. The Vodafone Rhombus is a registered design of the Vodafone Group. Other product and company names mentioned herein may be the trademarks of their respective owners.

2.         All growth rates reflect a comparison to the quarter ended 30 June 2016 unless otherwise stated.

3.         References to “Q4” and “Q1” are to the quarters ended 31 March 2017 and 30 June 2017, respectively, unless otherwise stated. References to the “year”, “financial year” or “2018 financial year” are to the financial year ending 31 March 2018 and references to the “last year” or “last financial year” are to the financial year ended 31 March 2017 unless otherwise stated.

4.         All amounts marked with an “*” represent organic growth, which presents performance on a comparable basis, both in terms of merger and acquisition activity as well as in terms of movements in foreign exchange rates.

5.         Vodacom refers to the Group’s interest in Vodacom Group Limited (‘Vodacom’) in South Africa as well as its subsidiaries, including its operations in the DRC, Lesotho, Mozambique and Tanzania.

6.         The financial results for India have been derived from our consolidated financial results and this may differ from Vodafone India’s financial statements prepared under Indian GAAP, Indian Accounting Standards or IFRS.

7.         Quarterly historical information, including information for service revenue, mobile customers, mobile churn, mobile data usage, mobile ARPU and certain fixed line and convergence metrics, is provided in a spread sheet available at vodafone.com/investor.

8.         This trading update contains references to our website. Information on our website is not incorporated into this update and should not be considered part of this update. We have included any website as an inactive textual reference only.

Definition of terms

Term	Definition
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Converged customer	A customer who receives both fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills.
Enterprise	The Group’s customer segment for businesses.
Fixed service revenue	Service revenue relating to provision of fixed line (‘fixed’) and carrier services.
Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Internet of Things (‘IoT’)

The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database.

Mobile customer revenue

Represents revenue from mobile customers from bundles that include a specified number of minutes, messages or megabytes of data that can be used for no additional charge and revenues from minutes, messages or megabytes of data which are in excess of the amount included in customer bundles.

Mobile service revenue	Service revenue relating to the provision of mobile services.
Next generation networks (‘NGN’)	Fibre or cable networks typically providing high-speed broadband over 30Mbps.
Organic growth

A non-GAAP performance measure which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See “Use of non-GAAP information” on page 8 for further details.

Other revenue	Other revenue includes revenue from connection fees and equipment sales.
Reported growth	Reported growth is based on amounts reported in euros as determined under IFRS.
Service revenue

Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. See “Use of non-GAAP information” on page 8 for further details.

Regulation

Impact of industry specific law and regulations covering telecommunication services. The impact of regulation on service revenue comprises the effect of changes in European mobile termination rates and changes in out-of-bundle roaming revenues in European markets.

RGUs/sub	Revenue Generating Units/unique subscriber ratio (‘RGUs/sub’) describes the average number of fixed line services taken by subscribers.
VGE	Vodafone Global Enterprise (VGE), which serves the Group’s biggest multi-national customers.

For definition of other terms please refer to pages 218 to 220 of the Group’s Annual Report for the year ended 31 March 2017.

Forward-looking statements

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to, statements with respect to: expectations regarding the Group’s financial condition or results of operations including the confirmation of the Group’s guidance for the 2018 financial year, expectations for the Group’s future performance generally; expectations regarding the operating environment and market conditions and trends; intentions and expectations regarding the development, launch and expansion of products, services and technologies; growth in customers and usage; expectations regarding spectrum licence acquisitions; expectations regarding adjusted EBITDA, capital additions, free cash flow, and foreign exchange rate movements; and expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “sustain”, “continue”, “stabilise”, “recover”, “ongoing”, “will”, “expects”, or “targets” (including in their negative form). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group and changes to the associated legal, regulatory and tax environments; increased competition; the impact of investment in network capacity and the deployment of new technologies, products and services; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectation; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group’s ability to grow and generate revenue; a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; the Group’s ability to expand its spectrum position or renew or obtain necessary licences and realise expected synergies and associated benefits; the Group’s ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group’s telecommunications, networks, IT systems or data protection systems; changes in foreign exchange rates, as well as changes in interest rates; the Group’s ability to realise benefits from entering into acquisitions, partnerships or joint ventures and entering into service franchising, brand licensing and platform sharing or other arrangements with third parties; acquisitions and divestments of Group businesses and asset and the pursuit of new, unexpected strategic opportunities; the Group’s ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; higher than expected costs or capital expenditures; slower than expected customer growth and reduced customer retention; changes in the spending patterns of new and existing customers; the Group’s ability to execute its strategy in fibre deployment, network expansion, new product and service roll-outs, mobile data, Enterprise and broadband and in emerging markets; changes in foreign exchange rates, as well as changes in interest rates; changes in the regulatory framework in which the Group operates; developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account when determining levels of dividends; the Group’s ability to satisfy working capital and other requirements; and/or changes in statutory tax rates or profit mix.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Risk management” in the Group’s Annual Report for the year ended 31 March 2017. The Annual Report can be found on the Group’s website (vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to the Company, to any member of the Group or to any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

Copyright © Vodafone Group 2017

-ends-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 21, 2017

	By:	/s/	R E S MARTIN
Name: Rosemary Martin
Title: Group General Counsel and Company Secretary